Exhibit 99.1

CIBC Announces Third Quarter 2022 Results

Toronto, ON – August 25, 2022 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the third quarter ended July 31, 2022.

Third quarter highlights

	Q3/22	Q3/21	Q2/22	YoY Variance	QoQ Variance
Reported Net Income	$1,666 million	$1,730 million	$1,523 million	-4%	+9%
Adjusted Net Income (1)	$1,724 million	$1,808 million	$1,652 million	-5%	+4%
Adjusted pre-provision, pre-tax earnings (1)	$2,465 million	$2,243 million	$2,343 million	+10%	+5%
Reported Diluted Earnings Per Share (EPS) (2)	$1.78	$1.88	$1.62	-5%	+10%
Adjusted Diluted EPS (1)(2)	$1.85	$1.96	$1.77	-6%	+5%
Reported Return on Common Shareholders’ Equity (ROE) (3)	14.6%	17.1%	14.0%
Adjusted ROE (1)	15.1%	17.9%	15.2%
Common Equity Tier 1 (CET1) Ratio (4)	11.8%	12.3%	11.7%

“In the third quarter, we continued to deliver strong growth across our business through the execution of our client-focused strategy, leveraging the strategic investments we’re making in our bank to attract new clients and deepen existing relationships,” said Victor G. Dodig, President and CEO, CIBC. “As the economic environment continues to evolve, we remain focused on delivering shareholder value by taking a disciplined approach to capital allocation to execute our strategy, focusing on key client segments, further enhancing client experience, and investing in future differentiators for our bank. Our highly-connected and purpose-driven team will continue to move our bank forward as we create positive change and help make ambitions a reality.”

Results for the third quarter of 2022 were affected by the following items of note aggregating to a negative impact of $0.07 per share:

•

$50 million ($38 million after-tax) in acquisition and integration-related costs as well as purchase accounting adjustments(5) associated with the acquisition of the Canadian Costco credit card portfolio; and

•	$27 million ($20 million after-tax) amortization of acquisition-related intangible assets.

Our CET1 ratio(4) was 11.8% at July 31, 2022, compared with 11.7% at the end of the prior quarter. CIBC’s leverage ratio(4) at July 31, 2022 was 4.3%.

Core business performance

Canadian Personal and Business Banking reported net income of $595 million for the third quarter, down $47 million or 7% from the third quarter a year ago, primarily due to a higher provision for credit losses and higher expenses, partially offset by higher revenue. Adjusted pre-provision, pre-tax earnings(1) were $1,065 million, up $127 million from the third quarter a year ago, mainly due to higher revenue driven by volume growth, including the acquisition of the Canadian Costco credit card portfolio, and higher net product spreads that benefitted from the rising interest rate environment, partially offset by higher expenses. Expenses were higher due to ongoing spending on strategic initiatives, including the Canadian Costco credit card portfolio, and employee-related compensation.

Canadian Commercial Banking and Wealth Management reported net income of $484 million for the third quarter, up $14 million or 3% from the third quarter a year ago, primarily due to higher revenue, partially offset by higher expenses and a provision for credit losses this quarter compared to a provision reversal in the prior year. Adjusted pre-provision, pre-tax earnings(1) were $668 million, up $78 million from the third quarter a year ago, primarily due to strong volume growth, higher fee revenue, and higher net product spreads that benefitted from the rising interest rate environment in commercial banking. Higher expenses were primarily driven by revenue-based variable compensation reflecting favourable business results and spending on strategic initiatives.

U.S. Commercial Banking and Wealth Management reported net income of $193 million (US$152 million) for the third quarter, down $73 million (down US$64 million) from the third quarter a year ago, primarily due to a higher provision for credit losses and higher expenses, partially offset by higher revenue. Adjusted pre-provision, pre-tax earnings(1) were $287 million (US$225 million), up $5 million (down US$3 million) from the third quarter a year ago due to higher revenue, primarily driven by volume growth, partially offset by higher employee-related compensation and higher spending on strategic initiatives.

(1)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.
(2)	CIBC completed a two-for-one share split of CIBC common shares effective at the close of business on May 13, 2022. All per common share amounts in this news release reflect the Share Split.
(3)

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Third quarter financial highlights” section of our Report to Shareholders for the third quarter of 2022 available on SEDAR at www.sedar.com.

(4)

Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections of our Report to Shareholders for the third quarter of 2022 available on SEDAR at www.sedar.com

(5)

Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables.

CIBC Third Quarter 2022 News Release	1

Capital Markets reported net income of $447 million for the third quarter, down $44 million or 9% from the third quarter a year ago, primarily due to higher expenses and a lower provision reversal in the current quarter, partially offset by higher revenue. Adjusted pre-provision, pre-tax earnings(1) were down $5 million or 1% from the third quarter a year ago, as higher revenue from our direct financial services, global markets, and corporate and investment banking businesses was offset by higher expenses. Expenses were up due to continued higher spending on strategic initiatives and higher employee-related compensation.

Credit quality

Provision for credit losses in the current quarter was $243 million, compared with a provision reversal of $99 million in the same quarter last year. The current quarter included a provision for credit losses on performing loans due to an unfavourable change in our economic outlook and unfavourable credit migration, while the same quarter last year included a provision reversal reflective of a favourable change in our economic outlook. Provision for credit losses on impaired loans was up, mainly attributable to Canadian Personal and Business Banking including from the acquired Canadian Costco credit card portfolio.

(1)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.

2	CIBC Third Quarter 2022 News Release

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (International Financial Reporting Standards), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note from reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our Report to Shareholders for the third quarter of 2022 available on SEDAR at www.sedar.com.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,321	$1,338	$604	$1,199	$109	$5,571	$473
Provision for (reversal of) credit losses	200	10	35	(9)	7	243	28
Non-interest expenses	1,313	670	334	593	273	3,183	261
Income (loss) before income taxes	808	658	235	615	(171)	2,145	184
Income taxes	213	174	42	168	(118)	479	32
Net income (loss)	595	484	193	447	(53)	1,666	152
Net income attributable to non-controlling interests	-	-	-	-	6	6	-
Net income (loss) attributable to equity shareholders	595	484	193	447	(59)	1,660	152
Diluted EPS ($) (1)						$1.78
Impact of items of note (2)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments (3)	$(6)	$-	$-	$-	$-	$(6)	$-
Impact of items of note on revenue	(6)	-	-	-	-	(6)	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	-	(17)	-	(3)	(27)	(13)
Acquisition and integration-related costs as well as purchase accounting adjustments (3)	(56)	-	-	-	-	(56)	-
Increase in legal provisions	-	-	-	-	-	-	-
Impact of items of note on non-interest expenses	(63)	-	(17)	-	(3)	(83)	(13)
Total pre-tax impact of items of note on net income	57	-	17	-	3	77	13
Income taxes
Amortization of acquisition-related intangible assets	3	-	4	-	-	7	3
Acquisition and integration-related costs as well as purchase accounting adjustments (3)	12	-	-	-	-	12	-
Impact of items of note on income taxes	15	-	4	-	-	19	3
Total after-tax impact of items of note on net income	$42	$-	$13	$-	$3	$58	$10
Impact of items of note on diluted EPS ($) (1)						$0.07
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,315	$1,338	$604	$1,199	$109	$5,565	$473
Provision for (reversal of) credit losses – adjusted	200	10	35	(9)	7	243	28
Non-interest expenses – adjusted	1,250	670	317	593	270	3,100	248
Income (loss) before income taxes – adjusted	865	658	252	615	(168)	2,222	197
Income taxes – adjusted	228	174	46	168	(118)	498	35
Net income (loss) – adjusted	637	484	206	447	(50)	1,724	162
Net income attributable to non-controlling interests – adjusted	-	-	-	-	6	6	-
Net income (loss) attributable to equity shareholders – adjusted	637	484	206	447	(56)	1,718	162
Adjusted diluted EPS ($) (1)						$1.85
(1)

On April 7, 2022, CIBC shareholders approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)	Items of note are removed from reported results to calculate adjusted results.
(3)

Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio, shown as an item of note in the second quarter of 2022 included the stage 1 ECL allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022.

(4)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(5)

CIBC total results excludes a taxable equivalent basis (TEB) adjustment of $48 million (April 30, 2022: $53 million; July 31, 2021: $51 million) and $160 million for the nine months ended July 31, 2022 (July 31, 2021: $156 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB.

CIBC Third Quarter 2022 News Release	3

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended April 30, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,143	$1,303	$591	$1,316	$23	$5,376	$467
Provision for (reversal of) credit losses	273	(4)	55	(14)	(7)	303	43
Non-interest expenses	1,197	655	320	592	350	3,114	253
Income (loss) before income taxes	673	652	216	738	(320)	1,959	171
Income taxes	177	172	36	198	(147)	436	29
Net income (loss)	496	480	180	540	(173)	1,523	142
Net income attributable to non-controlling interests	-	-	-	-	5	5	-
Net income (loss) attributable to equity shareholders	496	480	180	540	(178)	1,518	142
Diluted EPS ($) (1)						$1.62
Impact of items of note (2)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	$(4)	$-	$-	$-	$-	$(4)	$-
Impact of items of note on revenue	(4)	-	-	-	-	(4)	-
Provision for (reversal of) credit losses
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	(94)	-	-	-	-	(94)	-
Impact of items of note on provision for (reversal of) credit losses	(94)	-	-	-	-	(94)	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(4)	-	(17)	-	(3)	(24)	(14)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	(16)	-	-	-	-	(16)	-
Increase in legal provisions	-	-	-	-	(45)	(45)	-
Impact of items of note on non-interest expenses	(20)	-	(17)	-	(48)	(85)	(14)
Total pre-tax impact of items of note on net income	110	-	17	-	48	175	14
Income taxes
Amortization of acquisition-related intangible assets	-	-	5	-	-	5	4
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	29	-	-	-	-	29	-
Increase in legal provisions	-	-	-	-	12	12	-
Impact of items of note on income taxes	29	-	5	-	12	46	4
Total after-tax impact of items of note on net income	$81	$-	$12	$-	$36	$129	$10
Impact of items of note on diluted EPS ($) (1)						$0.15
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,139	$1,303	$591	$1,316	$23	$5,372	$467
Provision for (reversal of) credit losses – adjusted	179	(4)	55	(14)	(7)	209	43
Non-interest expenses – adjusted	1,177	655	303	592	302	3,029	239
Income (loss) before income taxes – adjusted	783	652	233	738	(272)	2,134	185
Income taxes – adjusted	206	172	41	198	(135)	482	33
Net income (loss) – adjusted	577	480	192	540	(137)	1,652	152
Net income attributable to non-controlling interests – adjusted	-	-	-	-	5	5	-
Net income (loss) attributable to equity shareholders – adjusted	577	480	192	540	(142)	1,647	152
Adjusted diluted EPS ($) (1)						$1.77

See previous pages for footnote references.

4	CIBC Third Quarter 2022 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended July 31, 2021	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,056	$1,207	$539	$1,140	$114	$5,056	$438
Provision for (reversal of) credit losses	67	(49)	(57)	(60)	-	(99)	(46)
Non-interest expenses	1,118	617	274	529	380	2,918	223
Income (loss) before income taxes	871	639	322	671	(266)	2,237	261
Income taxes	229	169	56	180	(127)	507	45
Net income (loss)	642	470	266	491	(139)	1,730	216
Net income attributable to non-controlling interests	-	-	-	-	5	5	-
Net income (loss) attributable to equity shareholders	642	470	266	491	(144)	1,725	216
Diluted EPS ($) (1)						$1.88
Impact of items of note (2)
Non-interest expenses
Amortization of acquisition-related intangible assets	$-	$-	$(17)	$-	$(3)	$(20)	$(13)
Increase in legal provisions	-	-	-	-	(85)	(85)	-
Impact of items of note on non-interest expenses	-	-	(17)	-	(88)	(105)	(13)
Total pre-tax impact of items of note on net income	-	-	17	-	88	105	13
Income taxes
Amortization of acquisition-related intangible assets	-	-	4	-	1	5	3
Increase in legal provisions	-	-	-	-	22	22	-
Impact of items of note on income taxes	-	-	4	-	23	27	3
Total after-tax impact of items of note on net income	$-	$-	$13	$-	$65	$78	$10
Impact of items of note on diluted EPS ($) (1)						$0.08
Operating results – adjusted (4)
Total revenue – adjusted (5)	$2,056	$1,207	$539	$1,140	$114	$5,056	$438
Provision for (reversal of) credit losses – adjusted	67	(49)	(57)	(60)	-	(99)	(46)
Non-interest expenses – adjusted	1,118	617	257	529	292	2,813	210
Income (loss) before income taxes – adjusted	871	639	339	671	(178)	2,342	274
Income taxes – adjusted	229	169	60	180	(104)	534	48
Net income (loss) – adjusted	642	470	279	491	(74)	1,808	226
Net income attributable to non-controlling interests – adjusted	-	-	-	-	5	5	-
Net income (loss) attributable to equity shareholders – adjusted	642	470	279	491	(79)	1,803	226
Adjusted diluted EPS ($) (1)						$1.96

See previous pages for footnote references.

CIBC Third Quarter 2022 News Release	5

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$6,647	$3,938	$1,804	$3,819	$237	$16,445	$1,419
Provision for (reversal of) credit losses	571	2	118	(61)	(9)	621	93
Non-interest expenses	3,662	1,998	972	1,781	907	9,320	764
Income (loss) before income taxes	2,414	1,938	714	2,099	(661)	6,504	562
Income taxes	636	512	115	569	(386)	1,446	90
Net income (loss)	1,778	1,426	599	1,530	(275)	5,058	472
Net income attributable to non-controlling interests	-	-	-	-	16	16	-
Net income (loss) attributable to equity shareholders	1,778	1,426	599	1,530	(291)	5,042	472
Diluted EPS ($) (1)						$5.42
Impact of items of note (2)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	$(10)	$-	$-	$-	$-	$(10)	$-
Impact of items of note on revenue	(10)	-	-	-	-	(10)	-
Provision for (reversal of) credit losses
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	(94)	-	-	-	-	(94)	-
Impact of items of note on provision for (reversal of) credit losses	(94)	-	-	-	-	(94)	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(11)	-	(51)	-	(9)	(71)	(40)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	(85)	-	-	-	-	(85)	-
Increase in legal provisions	-	-	-	-	(45)	(45)	-
Impact of items of note on non-interest expenses	(96)	-	(51)	-	(54)	(201)	(40)
Total pre-tax impact of items of note on net income	180	-	51	-	54	285	40
Income taxes
Amortization of acquisition-related intangible assets	3	-	13	-	1	17	10
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (3)	44	-	-	-	-	44	-
Increase in legal provisions	-	-	-	-	12	12	-
Impact of items of note on income taxes	47	-	13	-	13	73	10
Total after-tax impact of items of note on net income	$133	$-	$38	$-	$41	$212	$30
Impact of items of note on diluted EPS ($) (1)						$0.24
Operating results – adjusted (4)
Total revenue – adjusted (5)	$6,637	$3,938	$1,804	$3,819	$237	$16,435	$1,419
Provision for (reversal of) credit losses – adjusted	477	2	118	(61)	(9)	527	93
Non-interest expenses – adjusted	3,566	1,998	921	1,781	853	9,119	724
Income (loss) before income taxes – adjusted	2,594	1,938	765	2,099	(607)	6,789	602
Income taxes – adjusted	683	512	128	569	(373)	1,519	100
Net income (loss) – adjusted	1,911	1,426	637	1,530	(234)	5,270	502
Net income attributable to non-controlling interests – adjusted	-	-	-	-	16	16	-
Net income (loss) attributable to equity shareholders – adjusted	1,911	1,426	637	1,530	(250)	5,254	502
Adjusted diluted EPS ($) (1)						$5.66

See previous pages for footnote references.

6	CIBC Third Quarter 2022 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the nine months ended July 31, 2021	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$6,022	$3,430	$1,632	$3,508	$359	$14,951	$1,300
Provision for (reversal of) credit losses	186	(34)	(24)	(66)	18	80	(21)
Non-interest expenses	3,262	1,797	825	1,589	927	8,400	658
Income (loss) before income taxes	2,574	1,667	831	1,985	(586)	6,471	663
Income taxes	677	444	161	506	(323)	1,465	128
Net income (loss)	1,897	1,223	670	1,479	(263)	5,006	535
Net income attributable to non-controlling interests	-	-	-	-	13	13	-
Net income (loss) attributable to equity shareholders	1,897	1,223	670	1,479	(276)	4,993	535
Diluted EPS ($) (1)						$5.43
Impact of items of note (2)
Non-interest expenses
Amortization of acquisition-related intangible assets	$-	$-	$(52)	$-	$(8)	$(60)	$(41)
Increase in legal provisions	-	-	-	-	(85)	(85)	-
Impact of items of note on non-interest expenses	-	-	(52)	-	(93)	(145)	(41)
Total pre-tax impact of items of note on net income	-	-	52	-	93	145	41
Income taxes
Amortization of acquisition-related intangible assets	-	-	14	-	1	15	11
Increase in legal provisions	-	-	-	-	22	22	-
Impact of items of note on income taxes	-	-	14	-	23	37	11
Total after-tax impact of items of note on net income	$-	$-	$38	$-	$70	$108	$30
Impact of items of note on diluted EPS ($) (1)						$0.12
Operating results – adjusted (4)
Total revenue – adjusted (5)	$6,022	$3,430	$1,632	$3,508	$359	$14,951	$1,300
Provision for (reversal of) credit losses – adjusted	186	(34)	(24)	(66)	18	80	(21)
Non-interest expenses – adjusted	3,262	1,797	773	1,589	834	8,255	617
Income (loss) before income taxes – adjusted	2,574	1,667	883	1,985	(493)	6,616	704
Income taxes – adjusted	677	444	175	506	(300)	1,502	139
Net income (loss) – adjusted	1,897	1,223	708	1,479	(193)	5,114	565
Net income attributable to non-controlling interests – adjusted	-	-	-	-	13	13	-
Net income (loss) attributable to equity shareholders – adjusted	1,897	1,223	708	1,479	(206)	5,101	565
Adjusted diluted EPS ($) (1)						$5.55

See previous pages for footnote references.

CIBC Third Quarter 2022 News Release	7

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2022	Net income (loss)	$595	$484	$193	$447	$(53)	$1,666	$152
Jul. 31	Add: provision for (reversal of) credit losses	200	10	35	(9)	7	243	28
	Add: income taxes	213	174	42	168	(118)	479	32
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,008	668	270	606	(164)	2,388	212
	Pre-tax impact of items of note (2)	57	-	17	-	3	77	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,065	$668	$287	$606	$(161)	$2,465	$225
2022	Net income (loss)	$496	$480	$180	$540	$(173)	$1,523	$142
Apr. 30	Add: provision for (reversal of) credit losses	273	(4)	55	(14)	(7)	303	43
	Add: income taxes	177	172	36	198	(147)	436	29
	Pre-provision (reversal), pre-tax earnings (losses) (1)	946	648	271	724	(327)	2,262	214
	Pre-tax impact of items of note (2)(4)	16	-	17	-	48	81	14
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$962	$648	$288	$724	$(279)	$2,343	$228
2021	Net income (loss)	$642	$470	$266	$491	$(139)	$1,730	$216
Jul. 31	Add: provision for (reversal of) credit losses	67	(49)	(57)	(60)	-	(99)	(46)
	Add: income taxes	229	169	56	180	(127)	507	45
	Pre-provision (reversal), pre-tax earnings (losses) (1)	938	590	265	611	(266)	2,138	215
	Pre-tax impact of items of note (2)	-	-	17	-	88	105	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$938	$590	$282	$611	$(178)	$2,243	$228

$ millions, for the nine months ended
2022	Net income (loss)	$1,778	$1,426	$599	$1,530	$(275)	$5,058	$472
Jul. 31	Add: provision for (reversal of) credit losses	571	2	118	(61)	(9)	621	93
	Add: income taxes	636	512	115	569	(386)	1,446	90
	Pre-provision (reversal), pre-tax earnings (losses) (1)	2,985	1,940	832	2,038	(670)	7,125	655
	Pre-tax impact of items of note (2)(4)	86	-	51	-	54	191	40
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$3,071	$1,940	$883	$2,038	$(616)	$7,316	$695
2021	Net income (loss)	$1,897	$1,223	$670	$1,479	$(263)	$5,006	$535
Jul. 31	Add: provision for (reversal of) credit losses	186	(34)	(24)	(66)	18	80	(21)
	Add: income taxes	677	444	161	506	(323)	1,465	128
	Pre-provision (reversal), pre-tax earnings (losses) (1)	2,760	1,633	807	1,919	(568)	6,551	642
	Pre-tax impact of items of note (2)	-	-	52	-	93	145	41
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$2,760	$1,633	$859	$1,919	$(475)	$6,696	$683

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)

Excludes the impact of the provision for credit losses for performing loans from the acquisition of the Canadian Costco credit card portfolio, as the amount is included in the add back of provision for (reversal of) credit losses.

8	CIBC Third Quarter 2022 News Release

Making a difference in our communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:

•

We renewed our support to the McGill University Health Centre Foundation with a $1 million donation aligned to the expansion of their innovative app, Opal, and their ambition to provide exceptional and integrated patient-centric care for those living with cancer.

•

We approved the first round of new, incremental funding from the CIBC Foundation. In total, nearly $700,000 was committed to community-based organizations to help create greater social and economic inclusion for underserved communities. This was the first part of a commitment of $3.5 million in funding distributions that the CIBC Foundation will make this year.

•

Together with the BlackNorth Initiative, we recognized the first-ever recipients of the Youth Accelerator Program with BGC Canada. Thirty students from BGC clubs across Canada have been selected to receive $50,000 over four years for tuition, mentorship, financial education, and opportunities to secure paid internships or co-ops with other signatories to the BlackNorth CEO Pledge.

•

We participated in the 26th edition of Tour CIBC Charles-Bruneau, raising over $900,000 to support pediatric cancer research at the Charles-Bruneau Foundation. This year marked CIBC’s 16th year as title partner of the Tour, with the bank having now raised over $10,000,000 since 2006.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s third quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the United States (U.S.) Securities and Exchange Commission a certification relating to CIBC’s third quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. These statements include, but are not limited to, statements about our operations, business lines, financial condition, risk management, priorities, targets and commitments (including with respect to net-zero emissions), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2022 and subsequent periods. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus (COVID-19) pandemic and the war in Ukraine on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other environmental and social risks; inflationary pressures; global supply-chain disruptions; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2021 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

CIBC Third Quarter 2022 News Release	9

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 3749444#) and French (514-392-1587, or toll-free 1-800-898-3989, passcode 9216905#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at

www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2022 third quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 2580988#) and French (514-861-2272 or 1-800-408-3053, passcode 3673851#) until 11:59 p.m. (ET) September 25, 2022. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 13 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at

https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, Senior Vice-President	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

10	CIBC Third Quarter 2022 News Release